Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Graphex Group Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company or the American Depositary Shares representing the Company’s Ordinary Shares.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

OPTIONS IN RELATION TO ACQUISITION OF JV

MEMBERSHIP INTEREST INVOLVING CONSIDERATION

ISSUE UNDER SPECIFIC MANDATE

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Financial adviser to the Company

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A notice convening the EGM to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Tuesday, 20 December 2022 at 2:30 p.m. (Hong Kong time) is set out on pages EGM-1 to EGM-4 of this circular. Such form of proxy is also published on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

Whether or not you are able to attend the EGM, you are requested to complete and sign the enclosed proxy form in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending, and voting in person at the EGM or any adjournment thereof should you so wish and in such event, the proxy shall be deemed to be revoked.

11 November 2022

PRECAUTIONARY MEASURES FOR THE EGM

In view of the recent development of the epidemic COVID-19, the Company will implement the following precautionary measures at the EGM against the epidemic to protect the Shareholders from the risk of infection:

(i)	compulsory body temperature check will be conducted for every Shareholder or proxy at the entrance of the venue. Any person with a body temperature of over 37.0 degrees Celsius will not be admitted to the venue;

(ii)	every Shareholder or proxy attending the EGM is required to wear surgical mask throughout the meeting;

(iii)	seating at the EGM venue will be arranged in a manner to allow appropriate social distancing. As a result, there may be limited capacity for Shareholders to attend the EGM. The Company may limit the number of attendees at the EGM as may be necessary to avoid over-crowding;

(iv)	no corporate gifts will be distributed and no refreshment or drinks will be served at the EGM; and

(v)	no guest will be allowed to enter the EGM venue if he/she is subject to any mandatory quarantine imposed by the Government of Hong Kong on the date of the EGM or has close contact with any person with confirmed cases or under quarantine.

Furthermore, the Company strongly encourages Shareholders, instead of attending the EGM in person, to appoint the chairman of the EGM as their proxy to vote on the resolution.

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change or adopt contingency plans for the EGM arrangements at short notice. Shareholders are advised to check the latest announcements published by the Company at the Company’s website (http://graphexgroup.com/) or the website of the Stock Exchange for future updates on the EGM arrangements.

- i -

CONTENTS

Page
Definitions	1
Letter from the Board — Valuation Report	5
Appendix	A-1
Notice of EGM	EGM-1

- ii -

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“ADS Owner(s)”	the person in whose name American Depositary Shares are registered on the books of the Depositary maintained for that purpose

“Agreement”	the Original Agreement as supplemented by the Supplemental Agreement

“Agreement Date”	30 May 2022, being the date of which the Agreement was entered into between Graphex Tech and EES

“American Depositary Shares”	the securities that are listed on the NYSE American LLC stock exchange market and traded under the symbol “GRFX”, each representing 20 Ordinary Shares

“Announcements”	the announcements of the Company dated 30 May 2022 and 8 November 2022 with respect to (i) the JV Formation; and (ii) options in relation to acquisition of JV Membership Interest involving consideration issue under the Specific Mandate

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Call Option”	the right of Graphex Tech to purchase 30 JV Units (representing one-third of the JV Membership Interest) from EES in consideration for 35,000,000 Consideration Shares

“Company”	Graphex Group Limited, a company incorporated in Cayman Islands with limited liability and the Ordinary Shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 6128)

“connected person(s)”	has the same meaning ascribed thereto under the Listing Rules

“Consideration Shares”	the 35,000,000 new Ordinary Shares to be issued by the Company to EES upon exercise of the Call Option/Put Option

“Delaware”	the State of Delaware of the United States

“Depositary”	The Bank of New York Mellon, a New York banking corporation, and any successor as depositary under the deposit agreement related to the American Depositary Shares

“Director(s)”	the director(s) of the Company from time to time

DEFINITIONS

“Distribution(s)”	the transfer of any property, real or personal, tangible or intangible (including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future) to a JV Member on account of a JV Membership Interest, including without limitation any dividend thereon

“EES”	Emerald Energy Solutions LLC, a limited liability company formed in Michigan

“EGM”	the extraordinary general meeting of the Company to be convened and held for the purposes of approving the Specific Mandate

“Expiry Date”	the date falling on the second anniversary of the Option Effective Date

“Grant of Options”	the grant of Call Option and Put Option pursuant to the Agreement

“Graphex Tech”	Graphex Technologies, LLC, a limited liability company formed in Delaware and is an indirect wholly-owned subsidiary of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	third party(ies) and their ultimate beneficial owner(s) (if applicable) which are independent of and not connected with the Company and its connected persons

“Issue Price”	the issue price of HK$1.10 per Consideration Share

“Joint Venture”	Graphex Michigan I, LLC, a company organized as a Delaware limited liability company by Graphex Tech and EES for the purpose of the development and operation of the Anode Material Processing Facility

“JV Formation”	formation of the Joint Venture in Michigan by Graphex Tech and EES pursuant to the Agreement

“JV Member(s)”	the person becoming a member of the Joint Venture and executing the Agreement as a member of the Joint Venture

DEFINITIONS

“JV Membership Interest”	the rights of a JV Member to the Distribution (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Joint Venture, and to the extent permitted by the Agreement, to possess and exercise the right of a JV Member to participate in the management of the Joint Venture, to vote on any matter, and to grant or to withhold consent or approval of actions of the Joint Venture

“JV Unit(s)”	the issued and outstanding units representing a fractional part of the JV Membership Interest

“Latest Practicable Date”	8 November 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Michigan”	the State of Michigan of the United States

“Option Effective Date”	the date on which Graphex Group has obtained shareholders’ approval and the listing approval from the Stock Exchange for the issuance and listing of the Consideration Shares upon exercise of the Call Option or the Put Option

“Ordinary Share(s)”	the ordinary shares of HK$0.01 each in the share capital of the Company

“Ordinary Shareholder(s)”	holders of the issued Ordinary Shares for the time being

“Original Agreement”	the agreement dated 30 May 2022 entered into between Graphex Tech and EES in relation to the JV Formation and the Grant of Options

“PRC”	the People’s Republic of China

“Preference Share(s)”	the non-voting and non-convertible preference share(s) of HK$0.01 each in the share capital of the Company

“Put Option”	the right of EES to require Graphex Tech to purchase 30 JV Units (representing one-third of the JV Membership Interest) from EES in consideration for 35,000,000 Consideration Shares

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, the Ordinary Share(s) and the Preference Share(s)

“Shareholder(s)”	holders of the issued Shares for the time being

DEFINITIONS

“Specific Mandate”	the specific mandate to be sought from the Ordinary Shareholders at the EGM for the allotment and issuance of the Consideration Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement”	the supplemental agreement dated 7 November 2022 entered into between Graphex Tech and EES to supplement the Original Agreement

“Tanao Company”	Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited, a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of the Company

“Technologies”	including (a) numerous patents and utility models covering various technological, design, and processing applications, (b) trade secrets, (c) technological knowhow, and (d) key personnel uniquely experienced and knowledgeable in the proven methodology for producing high quality spherical graphite and the coating thereof

“United States”	the United States of America

“US$”	United States dollar(s), the lawful currency of the United States

“%”	per cent

In the event of any inconsistency, the English text of this circular shall prevail over the Chinese text.

LETTER FROM THE BOARD

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

Executive Directors:	Registered office:
Mr. Lau Hing Tat Patrick	Windward 3
Mr. Chan Yick Yan Andross	Regatta Office Park, PO Box 1350
Mr. Qiu Bin	Grand Cayman, KY1-1108
Cayman Islands
Non-executive Directors:
Mr. Ma Lida	Principal place of business in Hong Kong:
Independent non-executive Directors:	11/F COFCO Tower
Ms. Tam Ip Fong Sin	262 Gloucester Road
Mr. Wang Yuncai	Causeway Bay
Mr. Liu Kwong Sang	Hong Kong
Mr. Tang Zhaodong
Mr. Chan Anthony Kaikwong

11 November 2022

To the Shareholders

Dear Sir / Madam,

OPTIONS IN RELATION TO ACQUISITION OF JV

MEMBERSHIP INTEREST INVOLVING CONSIDERATION

ISSUE UNDER SPECIFIC MANDATE

INTRODUCTION

Reference is made to the Announcements regarding (i) the JV Formation; and (ii) options in relation to acquisition of JV Membership Interest involving consideration issue under the Specific Mandate.

The purpose of this circular is to provide the Shareholders, among other things, further details of the Call Option, the Put Option and the Specific Mandate.

LETTER FROM THE BOARD

On 30 May 2022 (after trading hours), Graphex Tech and EES entered into the Original Agreement in relation to the JV Formation. The Joint Venture was organized as a Delaware limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act on 31 May 2022. As at the Latest Practicable Date, Graphex Tech owns 30 JV Units (representing one-third of the JV Membership Interest) and EES owns 60 JV Units (representing two-third of the JV Membership Interest).

Pursuant to the Original Agreement, (i) EES granted to Graphex Tech the Call Option for purchasing 30 JV Units (representing one-third of the JV Membership Interest) from EES in consideration for 35,000,000 Consideration Shares; and (ii) Graphex Tech granted EES the Put Option for requiring Graphex Tech to purchase 30 JV Units (representing one-third of the JV Membership Interest) from EES in consideration for 35,000,000 Consideration Shares.

On 7 November 2022 (after trading hours), Graphex Tech and EES entered into the Supplemental Agreement to fix the Expiry Date.

THE AGREEMENT

Date

Original Agreement: 30 May 2022 (after trading hours)

Supplemental Agreement: 7 November 2022 (after trading hours)

Parties

Graphex Tech and EES

EES is owned as to 85% by David Halabu, a citizen of the United States and 15% by Management 10 LLC, a Michigan limited liability company. The ultimate beneficiaries of Management 10 LLC are Nemer Haddad and Derrick Gergis, both are citizens of the United States. To the best of the Directors’ knowledge, information and belief having made all reasonable enquires, EES and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

EES was introduced to the Company by Mr. John Thomas DeMaio (being the chief executive officer of Graphex Tech). Mr. John Thomas DeMaio got acquaintance with EES’s personnel in his past career.

JV Formation

Pursuant to the Agreement, Graphex Tech and EES agreed to cause the Joint Venture to be organized as a Delaware limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act on or about the Agreement Date.

LETTER FROM THE BOARD

The purpose of the Joint Venture shall be to develop and operate in Michigan a single facility, factory or other manufacturing or processing plant for the purposes of processing or otherwise enhancing graphite anode material or previously processed graphite, including without limitation spherical graphite processing and pitch coating of spherical graphite for use in any industry, including without limitation in connection with providing anode material for lithium-ion batteries utilized in electric automotive vehicles (“Anode Material Processing Facility”).

Contributions

Graphex Tech shall cause the Group to grant to the Joint Venture a perpetual, royalty-free right and license to use and exploit the Technologies in connection with the establishment, development and operation of the Anode Material Processing Facility (the “Technologies Contribution”). The valuation of the Technologies Contribution was HK$37 million as at 31 March 2022 (the “Valuation”) prepared by an independent valuer (the “Valuer”) using the relief from royalty method. Details of the Valuation is set out under the valuation report as contained in the Appendix to this circular (the “Valuation Report”). Graphex Tech shall ensure that all appropriate personnel of the Group are involved and Graphex Tech shall furnish services of all its Michigan-based personnel in all stages of development and operation of such Anode Material Processing Facility. Graphex Tech shall arrange for offtake agreements with applicable mines and/or initial processors for supplying the necessary or appropriate graphite flake or high-quality spherical graphite to be utilized in such Anode Material Processing Facility, including without limitation from the Group’s plant in the PRC to the extent necessary and legally permissible.

EES shall furnish the services of all its Michigan-based personnel, who will primarily be responsible for handling site searches and inspections, acquisitions, design, regulatory approval, construction and mechanical operation of the Anode Material Processing Facility. EES shall contribute US$15 million (equivalent to HK$117 million) to the Joint Venture (the “Cash Contribution”) and arrange and provide for all office and administrative support for the Joint Venture in the United States, provided that the Joint Venture shall pay EES a reasonable amount for rent. In addition, EES will have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility. EES shall utilize its contacts to manage all governmental and regulatory concerns.

For avoidance of doubt, the above obligations of Graphex Tech and EES shall remain unchanged upon exercise of the Call Option/Put Option.

The scope of the Technologies Contribution and the amount of Cash Contribution were determined after arm’s length negotiation between Graphex Tech and EES with reference to the operational requirements of the Joint Venture (including estimated construction cost of the Anode Material Processing Facility).

LETTER FROM THE BOARD

The Valuation

As aforementioned, the Valuation was prepared by the Valuer using relief from royalty method. With reference to the section headed “4.4 Selection of Assessment Methodology” of the Valuation Report, the Valuer adopted relief from royalty method after considering limitations of other valuation methodologies and the followings:

(i)	the valuation subject represents a series of patents, trade secrets, technological knowhow and personnel licensed by the Group, being a kind of intangible asset in nature; and

(ii)	the economic benefits of intangible assets are often realised by way of (a) licensing to other market participants to facilitate their production and enjoy a royalty fee in return; or (b) utilise the intangible assets in production to achieve cost saving in the market. Under both ways the owner of the intangible assets either receive royalty fee as the return generated from such intangible assets or achieved cost saving as the owner does not need to pay a royalty fee to other parties during the course of their production.

Accordingly, royalty fee is a key indicator when assessing the market value of right of use of the Technologies. The Valuation is assessed based on the costs that the company would save by not having to pay a royalty fee to use the asset.

The Directors discussed with the Valuer the reasons for adopting relief from royalty method and understood from the Valuer that (i) relief from royalty method is a generally accepted method prescribed in the International Valuation Standards; and (ii) relief from royalty method is the most appropriate methodology after considering the limitations of other methodologies and the aforesaid factors.

As the Group’s graphene business is mainly operated by Tanao Company with the Technologies owned by itself, during the course of conducting the Valuation, the Valuer assumed that the Technologies are granted to Tanao Company by a third party, representing the royalty fee the Group saved from licensing the Technologies from other parties.

The valuation process involves:

1.	Assess the revenue of the Tanao Company;

2.	Calculate the royalty rate based on market data;

3.	Apply the royalty rate to the assessed revenue for the asset;

4.	Apply the appropriate tax rate to obtain an after-tax royalty saving;

5.	Estimate a discount rate for the royalty saving.

The Valuer then compared the designed output capacity of Tanao Company with that of the Joint Venture, to calculate the value of the Right of Use when the Technologies were granted to Joint Venture.

LETTER FROM THE BOARD

The parameters involved in preparing the Valuation includes: (a) the annual revenue of Tanao Company; (b) the royalty rate; (c) the capitalization rate; and (d) the adjustment factor to cater for the difference in production output between Tanao Company and the Joint Venture. Details of the aforesaid parameters are set out in the Valuation Report as contained in the Appendix to the Circular.

The Directors, having examined and verified the source of data for the parameters above (such as financial information of Tanao Company, royalty rate published by PRC government authority, calculation of the capitalization rate, etc.), considered that the relevant assumptions and parameters were arrived at with sufficient supporting data and are in line with the Group’s understanding of its graphene business.

Having considered the above (including the reasons for valuation methodology adopted and the bases in arriving the parameters adopted), the Directors are of the view that the use of relief from royalty method, the assumption and parameters adopted by the Valuer are fair and reasonable.

JV Membership Interest

Upon formation, Graphex Tech will initially own 30 JV Units (representing one-third of the JV Membership Interest) and EES will initially own 60 JV Units (representing two-third of the JV Membership Interest).

The aforesaid ownership structure was determined after arm’s length negotiation between Graphex Tech and EES with reference to their respective contributions to the Joint Venture (including the Technologies Contribution with Valuation of HK$37 million as at 31 March 2022 and the Cash Contribution of US$15 million (equivalent to HK$117 million)).

As the Technologies Contribution is essential for the Joint Venture’s operation, Graphex Tech and EES agreed Graphex Tech to initially obtain one-third of the JV Membership Interest which is higher than the proportional contribution (in monetary term) made by Graphex Tech (i.e. approximately 24% as calculated by the Valuation over the sum of the Valuation and the Cash Contribution).

Having considered that (i) the Group will not incur any cash outflow or material cost for providing the Technologies Contribution on perpetual term and at a royalty-free basis; (ii) the granting of right and license to use and exploit the Technologies is not on an exclusive basis, thus, the Group has no opportunity cost in this regard; and (iii) the Valuation represents approximately 24% (less than on-third) of the sum of the Valuation and the Cash Contribution, the Directors consider the above contributions to be made by the JV Members and the initial JV Membership Interest of Graphex Tech to be reasonable.

Management

Except as otherwise provided in the Agreement, the management of the Joint Venture and all decisions concerning the business affairs of the Joint Venture shall be made by the managing members or any authorized agent designated in writing by the managing members. The managing members are Graphex Tech and EES (the “Managing Member(s)”).

LETTER FROM THE BOARD

Unless expressly provided otherwise in the Agreement, consent by the Managing Members is required to authorize any actions of the Joint Venture. Consent of the Managing Members shall be the approval of more than 75% of the managing member voting percentages (the managing member voting percentage for each Managing Member shall be in accordance such Managing Member’s percentage of JV Membership Interest). The Managing Members have the power, on behalf of the Joint Venture, to do all things necessary or convenient to carry out the business and affairs of the Joint Venture.

Each Managing Member shall discharge its duties to the Joint Venture and the other JV Member in good faith and with that degree of care that an ordinarily prudent person in a similar position would use under similar circumstances.

As a Delaware limited liability company, the Joint Venture does not require a board of directors. Each of Graphex Tech and EES will appoint a representative to represent itself in the Joint Venture. Other managing staff of the Joint Venture will be jointly appointed by Graphex Tech and EES.

Distribution

Distributions, if any, shall be made in the sole discretion of the Managing Members. In the event that the Managing Members make a distribution of any proceeds, it shall be paid to the JV Members in the following priority:

(i)	During the first four years following the Agreement Date, 75% of each distribution shall be paid to EES and the balance shall be paid to Graphex Tech;

(ii)	During the fifth year following the Agreement Date, 75% of each Distribution shall be paid to Graphex Tech and the balance shall be paid to EES; and

(iii)	Thereafter, distributions shall be paid to all JV Members pro rata in accordance with their JV Membership Interest.

For avoidance of doubt, the above distribution arrangement will not be adjusted upon exercise of the Call Option/Put Option.

The above distribution arrangement was a joint commercial decision of the Graphex Tech and EES after taking into account the contributions to be made by each JV Member. Having considered that (i) the Group will not incur any cash outflow or material cost for providing the Technologies Contribution (hence the Group will not have significant cost and risk associated with the JV Formation) while EES is responsible for the Cash Contribution; (ii) EES will have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility; (iii) EES shall manage all governmental and regulatory concerns; (iv) EES shall utilize its connections with local auto makers and assist the Joint Venture in business development; and (v) the Valuation represents approximately 24% of the sum of the Valuation and the Cash Contribution, the Directors are of the view that it is justifiable to:

(a)	allow 75% of each distribution paid to EES during the first four years following the Agreement Date as an incentive for EES’s contribution in the JV Company’s business development, including capital commitment, managing all governmental and regulatory concerns and utilizing its connections with local auto makers; and

LETTER FROM THE BOARD

(b)	have 75% of each distribution paid to Graphex Tech during the fifth year following the Agreement Date as a reward to successful application of the Technologies in the JV Company and in anticipation of the growth potential of the JV Company.

Accordingly, the Directors consider the above distribution policy to be reasonable despite that the distribution during the first five years following the Agreement Date is not in proportion to the JV Membership Interest of the JV Members.

“Tag along” and “bring along” rights

JV Members shall have “tag along” rights in the event that a JV Member agrees to sell its entire JV Membership Interest in the Joint Venture to a bona fide third party purchaser.

If at any time any JV Member or group of JV Member holding at least a majority (over 50%) of the Joint Venture’s then JV Membership Interest taken together proposes to sell to any bona fide third party, for cash or for securities trading on the New York Stock Exchange, the NYSE American Stock Exchange or Nasdaq Stock Market, all the JV Membership Interest held by them, then such majority JV Member may, at their option, require each and every other JV Member to sell all their JV Membership Interest to such third party for the same consideration on the same terms and conditions upon which the majority JV Member sell their JV Membership Interest (i.e. the “bring along” rights).

The Company will comply with applicable provisions under Chapters 14 and/or 14A of the Listing Rules when the “tag along” or “bring along” rights are being exercised.

The Call Option and the Put Option

EES granted to Graphex Tech the Call Option for purchasing 30 JV Units (representing one-third of the JV Membership Interest) from EES in consideration for 35,000,000 Consideration Shares.

Graphex Tech granted EES the Put Option for requiring Graphex Tech to purchase 30 JV Units (representing one-third of the JV Membership Interest) from EES in consideration for 35,000,000 Consideration Shares.

There is no premium for the Call Option and the Put Option.

LETTER FROM THE BOARD

The Call Option and the Put Option are exercisable at any time after the Option Effective Date and commencement of building Anode Material Processing Facility in the Michigan, including without limitation construction proceeding on such building, full financing committed for completion of such building and/or architectural designs developed for local development approval of such building (the “Implementation”); and up to the Expiry Date (the “Exercisable Period”).

Save for the aforesaid, there is no specific circumstance under which the Call Option or the Put Option will be exercised.

For clarification, if the Call Option is exercised, the Put Option no longer applies, and vice-versa.

As at the Latest Practicable Date, the Company has 649,863,072 Ordinary Shares in issue. The 35,000,000 Consideration Shares represent approximately 5.39% of the existing issued Ordinary Shares and 5.11% of the issued Ordinary Shares as enlarged by the allotment and issuance of the Consideration Shares (assuming that there is no other change in the issued share capital of the Company).

The Consideration Shares shall be allotted and issued pursuant to the Specific Mandate, and shall rank pari passu with the Ordinary Shares in issue on the date of allotment and issuance including the rights to all dividends, distributions and other payments made or to be made for which the record date falls or after the date of such allotment and issuance.

Application will be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

The Issue Price is HK$1.10 per Consideration Share, which represents:

(i)	a premium of approximately 144.44% over the closing price of HK$0.45 per Ordinary Share as quoted on the Stock Exchange as at the Latest Practicable Date;

(ii)	a discount approximately 0.90% to the closing price of HK$1.11 per Ordinary Share as quoted on the Stock Exchange on the Agreement Date;

(iii)	a discount of approximately 4.01% to the average closing prices of HK$1.146 per Ordinary Share as quoted on the Stock Exchange for the last five consecutive trading days up to 27 May 2022, being the last trading day immediately preceding the Agreement Date;

(iv)	a discount of approximately 5.42% to the average closing prices of HK$1.163 per Ordinary Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to 27 May 2022, being the last trading day immediately preceding the Agreement Date; and

(v)	a premium of approximately 218.84% over the unaudited equity attributable to owners of the Company of approximately HK$0.345 per Share (“NAV per Share”) as at 30 June 2022 (based on the unaudited equity attributable to owners of the Company of approximately HK$335.6 million, 649,863,072 Ordinary Shares and 323,657,534 Preference Shares in issue as at the Latest Practicable Date).

LETTER FROM THE BOARD

As the Issue Price represents premium over the NAV per Share as at 30 June 2022 and does not represent substantial discounts to the Ordinary Share closing price on the Agreement Date or Ordinary Share average closing prices preceding the Agreement Date as demonstrated above, the Directors consider the Issue Price to be fair and reasonable.

The number of Consideration Shares and the Issue Price was determined after arm’s length negotiations between EES and Graphex Tech with reference to (i) the sum of the Cash Contribution and the Valuation; (ii) one-third of the JV Membership Interest; and (iii) the then current market price of the Ordinary Share as at the Agreement Date.

Based on the Issue Price of HK$1.10, the value of 35,000,000 Consideration Shares would be HK$38.5 million, which is less than one-third of the sum of the Cash Contribution and the Valuation (i.e. HK$154 million in aggregate). Given the above, the Directors consider that the number of Consideration Shares and the Issue Price to be fair and reasonable.

INFORMATION ON THE GROUP AND GRAPHEX TECH

The principal activities of the Group are the business of processing and sale of graphite and graphene related products in the PRC, and landscape architecture business mainly in Hong Kong and the PRC.

Graphex Tech is a limited liability company formed in Delaware and is a wholly owned subsidiary of the Company. Graphex Tech was established to promote the production and sales of graphene products in the United States and develop into an important link in the supply chain of the electric vehicle (“EV”) industry in the world.

INFORMATION ON EES

EES is a limited liability company formed in Michigan. To the best of the knowledge, information and belief of the Board, EES maintains a relatively large team of professionals experienced in handling all aspects for the design, construction, regulatory, supply sourcing, legal and financial affairs for building first class manufacturing and processing facilities in the United States, in particular in Detroit, Michigan metropolitan area and other states. Its affiliated entity recently developed and currently owns and operates Emerald Business Park, a 23-acre industrial park located in Warren, Michigan with approximately 400,000 rentable square feet and its own newly constructed 12-megawatt electrical substation. In the heart of the automobile parts supply industry in the United States, EES’s team built this facility from a collection of empty shells into several manufacturing and first-class processing facilities to accommodate a single purpose highly regulated industry which requires precise, high-quality production. EES’s team has numerous strong relationships within the automotive industry and various regulatory authorities.

INFORMATION ON THE JOINT VENTURE

The Joint Venture was organized as a Delaware limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act on 31 May 2022. As at the Latest Practicable Date, Graphex Tech owns 30 JV Units (representing one-third of the JV Membership Interest) and EES owns 60 JV Units (representing two-third of the JV Membership Interest).

LETTER FROM THE BOARD

For the purposes of office and construction of the Anode Material Processing Facility, the Joint Venture rented two units in Emerald Business Park with total floor area of approximately 141,100 square feet located in Emerald Business Park from an affiliated entity of EES for a term of 10 years from 1 June 2022. Save for certain specific circumstances such as breach of the rental agreement, event of default, bankruptcy/insolvency of the JV Company, deviation of agreed use of the premises and the premises being taken under eminent domain, there is no provision for early termination under the rental agreement. The annual rental fee is US$12 per square foot with annual increases of 2.5% per term year. There is no other increase in the annual rental fee. The rental fee was determined after arm’s length negotiation between EES (together with its affiliated entity) and the JV Company with reference to the same rental fee charged to other tenants in Emerald Business Park. Accordingly, the Directors consider that the rental fee is on normal commercial term, fair and reasonable.

The Joint Venture has submitted applications for necessary permits for construction and environmental protection in respect of the Anode Material Processing Facility and the first meeting with relevant authority was held in early August 2022. The Joint Venture is expected to obtain the aforementioned permits in around 6 to 12 months from the Latest Practicable Date and commence construction of the Anode Material Processing Facility in the Michigan immediately thereafter. The construction is expected to be completed in around 9 months.

REASONS FOR AND BENEFITS OF THE JV FORMATION, THE CALL OPTION AND THE PUT OPTION

Processed spherical graphite constitutes the predominant anode material used to make lithium-ion batteries for the EV and renewable energy storage. With the manufacture, sale and use of the EV expected to grow exponentially worldwide over the next decade, and in particular in the United States, the growth in output by automobile battery manufacturers is correspondingly expected to soar. To accommodate this growth, it is necessary and anticipated that the processing and output of pitch coated spherical graphite will greatly increase every year to satisfy this growing demand for EV. The opportunity for anode material processing within the United States is enormous. Facilities based in the United States that have the expertise and capability to produce high quality anode materials at scale will create tremendous upside in the value chain by providing the benefits of localized supply, reducing external geopolitical risks, and developing first-rate processing materials.

One of the Group’s principal activities is processing and sale of graphite and graphene related products in the PRC. The Group is currently producing over 10,000 metric tons of spherical graphite annually. Its products are critical to the transition to a more sustainable, resilient and environmentally friendly future and its operation is highly scalable. It maintains a relatively large team of highly experienced personnel with the unique requisite knowledge base in the processing of high quality graphite anode material. Its team possesses patents and utility models covering various technological, design, and processing applications, in addition to trade secrets and technological expertise. The Group’s key technical experts are uniquely experienced and knowledgeable in the proven production methodology for spherical graphite and coating. It is believed that energy storage is on the verge of accelerated growth and utility-scale battery storage will play an increasing role in the electrification.

LETTER FROM THE BOARD

By virtue of the JV Formation, the Company can be introduced to the United States market which is a great opportunity for the Group to further develop its graphene products business to become one of the major players in the industry. The JV Formation is expected to help expand and promote the growth of graphene products business to the global market. It is also anticipated that the Joint Venture can enable the Group’s profitability and bring long term value to the Group.

The Directors consider the Call Option and Put Option are part and parcel of the JV Formation which are beneficial to both the Group and EES.

Upon exercise of the Call Option/Put Option, the Group will be interested in two-third of the JV Membership Interest and the Joint Venture’s financial statements will be consolidated into the Group’s consolidated accounts.

From the Company’s perspective, the Call Option (i) enables the Group to obtain controlling interest in the Joint Venture and enjoy the profitability of the Joint Venture through consolidation into the Group’s consolidated accounts; and (ii) provide flexibility for Group to decide the timing of obtaining controlling interest in the Joint Venture during the Exercisable Period.

From EES’s perspective, the Put Option (i) represents an investment opportunity for EES to obtain new Ordinary Shares in exchange for the 30 JV Units through exercise of Put Option, which demonstrates the confidence of EES in the prospects of the Company; and (ii) provide flexibility for EES to decide the timing of obtaining the Consideration Shares during the Exercisable Period.

As the Call Option and the Put Option are exercisable after the Option Effective Date and Implementation, there will be more certainty on the Joint Venture’s business development when the Call Option or the Put Option is being exercised. Despite that the Anode Material Processing Facility may still be under construction at the time when the Call Option/Put Option is exercised, the Implementation includes full financing committed for completion of building of the Anode Material Processing Facility, whereas EES will have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility.

As aforementioned, the Joint Venture is expected to obtain the aforementioned permits in around 6 to 12 months from the Latest Practicable Date and commence construction of the Anode Material Processing Facility in the Michigan immediately thereafter. The construction is expected to be completed in around 9 months. Accordingly, the Directors considered the Exercisable Period of two years is reasonable to allow more time for both parties to observe the Joint Venture’s development and business operation upon commencement.

As the 35,000,000 Consideration Shares represent approximately 5.39% of the existing issued Ordinary Shares, exercise of the Call Option or the Put Option will not have substantial dilutive effect on the shareholding interest of the existing Shareholders. Given the above reasons for and benefits of the JV Formation, the Call Option and the Put Option, the Directors consider the aforesaid dilutive effect to be acceptable.

LETTER FROM THE BOARD

In light of the above, the Directors consider that the terms of the Call Option, the Put Option and the Specific Mandate are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CHANGES TO THE SHAREHOLDING AS A RESULT OF THE EXERCISE OF THE CALL OPTION OR PUT OPTION

For illustrative purpose only, set out below is a summary of the shareholdings in the Company (i) as at the Latest Practicable Date; (ii) immediately after the allotment and issue of the Consideration Shares upon the exercise of the Call Option/Put Option, assuming there is no other change in the shareholding structure of the Company before the issue of the Consideration Shares:

Name of Shareholders	At the Latest Practicable Date				Immediately upon the issue of the Consideration Shares
	No. of Ordinary Shares	%	No. of Preference Shares	%	No. of Ordinary Shares	%	No. of Preference Shares	%
Mr. Chan Yick Yan Andross (Note 1)	97,920,887	15.07	—	—	97,920,887	14.30	—	—
PBLA Limited	75,123,669	11.56	—	—	75,123,669	10.97	—	—
Mr. Lau Hing Tat Patrick (Note 2)	55,215,444	8.50	—	—	55,215,444	8.06	—	—
Tycoon Partner Holdings Limited	—	—	323,657,534	100	—	—	323,657,534	100
EES	—	—	—	—	35,000,000	5.11	—	—
Public Shareholders	421,603,072	64.87	—	—	421,603,072	61.56	—	—
Total	649,863,072	100	323,657,534	100	684,863,072	100	323,657,534	100

Notes:

1.	Mr. Chan Yick Yan Andross, an executive Director and the chief executive officer of the Company, holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau Hing Tat, Patrick, the chairman and an executive director of the Company, holds 7,232,000 Ordinary Shares by himself, 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him and is interested in 1,980,000 Ordinary Shares held by his spouse.

LISTING RULES IMPLICATION

As certain of the applicable percentage ratios (as defined under the Listing Rules) in respect of the exercise of the Call Option/Put Option (on a standalone basis and aggregated with the JV Formation) are more than 5% but less than 25%, the exercise of the Call Option/Put Option constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

As the exercise of the Put Option is not at the discretion of the Company, pursuant to Rule 14.74 of the Listing Rules, on the grant of the Put Option, the transaction will be classified as if the Put Option had been exercised.

As the exercise of the Call Option is at the discretion of the Company, the Company will comply with relevant requirements under the Listing Rules (including Rule 14.75(2)) if and when the Company exercises the Call Option.

The Company hereby seeks Ordinary Shareholders’ approval on the Specific Mandate for the issuance of Consideration Shares upon exercise of the Call Option/Put Option.

EGM

The EGM will be convened for the purpose of considering and, if deemed appropriate, approving the Specific Mandate.

To the best of the knowledge, information and belief of the Directors, no Shareholder has a material interest in the JV Formation, the Call Option, the Put Option or the Specific Mandate, and is required to abstain from voting on the resolution to approve the Specific Mandate at the EGM.

The notice of EGM is set out on pages EGM-1 to EGM-4 of this circular. A proxy form for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and deposit the same at the offices of the Company’s branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. The completion and return of a form of proxy will not preclude you from attending and voting at the EGM in person, or any adjournment thereof, should you so wish.

According to Rule 13.39(4) of the Listing Rules, any vote of Shareholders at a general meeting must be taken by poll. Therefore, the resolution put to the vote at the EGM will be taken by way of poll.

AMERICAN DEPOSITARY SHARES

Each ADS Owner shall have the right under the deposit agreement related to the American Depositary Shares to instruct the Depositary to vote the Ordinary Shares related to American Depositary Shares held by such ADS Owner to cause the Depositary to vote such Ordinary Shares.

LETTER FROM THE BOARD

The Company has provided a notice to the Depositary with this Circular and has requested that the Depositary provide a notice to each ADS Owner that contains (i) the information contained in this Circular, (ii) a statement that the ADS Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Cayman Islands law and of the articles of association or similar documents of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Ordinary Shares represented by their respective American Depositary Shares, (iii) a statement as to the manner in which those instructions may be given, including an express indication that instructions may be deemed given to cause the Depositary to vote the Ordinary Shares related to American Depositary Shares held by each ADS Owner.

The latest time at which the Depositary will accept instructions from an ADS Owner is 12:00 p.m. (New York time) on Monday, 12 December 2022.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Ordinary Shares other than in accordance with instructions given by ADS Owners and received by the Depositary.

In order to give ADS Owners a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Ordinary Shares, if the Company will request the Depositary to disseminate the notice to each of the ADS Owners, the Company shall give the Depositary notice of the meeting, details concerning the matters to be voted upon and copies of materials to be made available to Ordinary Shareholders in connection with the meeting not less than 45 days prior to the meeting date.

The Company is a foreign private issuer under U.S. federal securities laws and is not subject to the proxy rules promulgated by the U.S. Securities and Exchange Commission.

RECOMMENDATION

The Directors consider that the terms of the Call Option, the Put Option and the Specific Mandate are on normal commercial terms and are fair and reasonable so far as the Shareholders are concerned, and that the Call Option, the Put Option and the Specific Mandate are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Specific Mandate and the transactions contemplated thereunder.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By order of the Board

Graphex Group Limited Lau Hing Tat Patrick

Chairman

APPENDIX	VALUATION REPORT

Our Ref.	:	VC/FZH/30980/2022

Date	:	11 November 2022

Graphex Group Limited.

11/F, COFCO Tower, 262 Gloucester Road,

Causeway Bay, Hong Kong

Attn.: Board of Directors

Dear Sirs/Madams,

RE: Valuation of the Right of Use of Technologies for Graphex Group Limited

In accordance with an instruction from Graphex Group Limited (the “Instructing Party”), we hereby provide a valuation on the market value of the right to use and exploit (the “Right of Use” or “Intangible Asset”) the Technologies as at 31 March 2022 (the “Valuation Date”).

As per the Operating Agreement (the “Agreement”) dated 30 May 2022 (the “Agreement Date”), Emerald Energy Solutions LLC (“Emerald Energy Company”), and Graphex Technologies, LLC (“Graphex Technologies Company”), a wholly owned subsidiary of the Instructing Party (together with its subsidiaries, the “Group”), desire to form a joint venture named Graphex Michigan I, LLC (the “JV Company”).

Pursuant to the Agreement, the Group grants the JV Company the right to use and exploit the technologies (the “Technologies”) in connection with the establishment, development and operation of one or more Anode Material Processing Facility within the State of Michigan

As of the Agreement Date, the Scope of Technologies are set out as below:

1)	23 patents and utility models covering various technological, design, and processing applications (the “Patents”);

2)	trade secrets including details of production process, techniques and composition;

3)	technological knowhow; and

4)	key personnel uniquely experienced and knowledgeable in the proven production methodology for producing spherical graphite and graphene.

APPENDIX	VALUATION REPORT

We confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of Right of Use of the Technologies.

This valuation complies with the RICS Valuation —Global Standards published by the Royal Institution of Chartered Surveyors (“RICS”) and International Valuation Standards (“IVS”) published by the International Valuation Standards Council.

1.	Purpose of Valuation

The purpose of this report is to express an independent opinion on the market value of Right of Use of Technologies to be granted by the Group as at the Valuation Date. This report outlines our latest findings and valuation conclusion and is prepared solely for public circular purpose only.

2.	Scope of Work

In conducting this valuation exercise, our scope of work includes:

●	Co-ordinated with the representatives of the Instructing Party to obtain the required information and documents for our valuation;

●	Gathered the relevant information of the Technologies, including legal documents, Patent certificates, financial statements, etc. made available to us;

●	Discussed with the management of Instructing Party, to understand the history, business model, operations, etc. of the graphene business under the Group for valuation purpose;

●	Carried out research in the sector concerned and collected relevant market data from reliable sources for analysis;

●	Investigated into the information of the Instructing Party made available to us and considered the basis and assumptions of our conclusion of market value;

●	Formulated an appropriate valuation model to analyze the market data and derived the estimated market value of the Right of Use; and

●	Compiled a report on the valuation, which outlines our findings, valuation methodologies and assumptions, and conclusion of market value.

When performing our valuation, all relevant information, documents, and other pertinent data concerning the assets, liabilities and contingent liabilities should be provided to us. We relied on such data, records and documents in arriving at our opinion of values and had no reason to doubt the truth, accuracy, and completeness of the information provided to us by the Instructing Party, and their respective authorized representatives.

APPENDIX	VALUATION REPORT

3.	Background of the Graphene Business and JV Company

Graphene Business of the Group

Graphex Group Limited was founded in 2013 and is headquartered in Hong Kong. It engages in manufacturing of graphene products and the provision of landscape architectural design and operates through the following segments:

●	The Graphene segment processes and sells graphite and graphene related products (the “Graphene Segment” or “Graphene Business”).

●	The Landscaping Architecture segment offers its services to governments, private property developers, state-owned property developers, design services companies and engineering companies in the People’s Republic of China (PRC) and Hong Kong.

As of the Valuation Date, the Graphene Business in the PRC is mainly operated under Heilongjiang Mudanjiang Agriculture Tanao Graphene Deep Processing Company Limited (“Tanao Company”).

JV Company

As per the Agreement, the purpose of the JV Company shall be to develop and operate in the State of Michigan a single facility, factory or other manufacturing or processing plant, for the purposes of processing or otherwise enhancing graphite anode material or previously processed graphite, including without limitation spherical graphite processing and pitch coating of spherical graphite for use in any industry. The facility is expected to have an annual product output capacity of approximately 15,000 metric tons of pitch coated spherical graphite.

4.	Valuation Methodology

There are three principal valuation approaches as prescribed in IVS. The valuation approaches are sourced from International Valuation Standard 105 — Valuation Approaches and Methods.

4.1	Cost Approach

The cost approach provides an indication of value using the economic principle that a buyer will pay no more for an asset than the cost to obtain an asset of equal utility, whether by purchase or by construction, unless undue time, inconvenience, risk or other factors are involved. The approach provides an indication of value by calculating the current replacement or reproduction cost of an asset and making deductions for physical deterioration and all other relevant forms of obsolescence.

APPENDIX	VALUATION REPORT

The cost approach should be applied and afforded significant weight under the following circumstances:

●	participants would be able to recreate an asset with substantially the same utility as the subject asset, without regulatory or legal restrictions, and the asset could be recreated quickly enough that a participant would not be willing to pay a significant premium for the ability to use the subject asset immediately;

●	the asset is not directly income-generating and the unique nature of the asset makes using an income approach or market approach unfeasible; and/or

●	the basis of value being used is fundamentally based on replacement cost, such as replacement value.

4.2	Market Approach

The market approach provides an indication of value by comparing the asset with identical or comparable (that is similar) assets for which price information is available. When reliable, verifiable and relevant market information is available, the market approach is the preferred valuation approach.

The market approach should be applied and afforded significant weight under the following circumstances:

●	the subject asset has recently been sold in a transaction appropriate for consideration under the basis of value;

●	the subject asset or substantially similar assets are actively publicly traded; and/or

●	there are frequent and/or recent observable transactions in substantially similar assets.

4.3	Income Approach

The income approach provides an indication of value by converting future cash flow to a single current value. Under the income approach, the value of an asset is determined by reference to the value of income, cash flow or cost savings generated by the asset.

The income approach should be applied and afforded significant weight under the following circumstances:

●	the income-producing ability of the asset is the critical element affecting value from a participant perspective; and/or

●	reliable projections of the amount and timing of future income are available for the subject asset, but there are few, if any, relevant market comparables.

4.4	Selection of Assessment Methodology

In assessing the value of intangible asset, selection of valuation method is normally associated with the nature and characteristics of intangible asset.

APPENDIX	VALUATION REPORT

We have considered the market approach (including guideline transactions method) during our course of valuation, and we believe the market approach to be inappropriate to assess the Right of Use of Technologies, as there are insufficient comparable transactions in the market. As prescribed in IVS 210 - Intangible Assets, the heterogeneous nature of intangible assets and the fact that intangible assets seldom transact separately from other assets means that it is rarely possible to find market evidence of transactions involving identical assets. If there is market evidence at all, it is usually in respect of assets that are similar, but not identical.

We have also considered the cost approach (including replacement cost method and reproduction cost methods) during our course of valuation, and we believe the cost approach to be inappropriate to assess the Right of Use of Technologies. As prescribed in IVS 210 - Intangible Assets, under the cost approach, the value of an intangible asset is determined based on the replacement cost of a similar asset or an asset providing similar service potential or utility. However, many intangible assets do not have physical form that can be reproduced, and assets which can be reproduced, generally derive value from their function/utility.

We have also considered the excess earnings method and with-and-without method under income approach during our course of valuation, and we believe both of them were not appropriate as they require profit forecast on the subject asset which involves many assumptions and justifications. The excess earnings method estimates the value of an intangible asset as the present value of the cash flows attributable to the subject intangible asset after excluding the proportion of the cash flows that are attributable to other assets required to generate the cash flows. It is often used for valuations where there is requirement for the acquirer to allocate the overall price paid for a business between tangible assets, identifiable intangible assets and goodwill. The with-and-without method indicates the value of an intangible asset by comparing two scenarios: one in which the business uses the subject intangible asset and one in which the business does not use the subject intangible asset (but all other factors are kept constant). The with-and-without method is frequently used in the valuation of non-competition agreements.

In this valuation, the subject asset is the Right of Use of Technologies. Such asset represents a series of patents, trade secrets, technological knowhow and personnel licensed by the Group. The nature of the Right of Use of Technologies is a kind of intangible asset.

In real life commercial operation, in order to realise the economic benefit of intangible asset, the owner could either: 1) license out the intangible asset to other market participants to facilitate their production, and receive a royalty fee; or 2) utilise the intangible asset in production to achieve cost saving in the market. In scenario 1, royalty fee is earned by the owner as the return generated by the intangible asset. In scenario 2, cost saving is achieved as the owner does not need to pay royalty fee to other parties.

Thus, royalty fee is a key indicator when assessing the market value of Right of Use of Technologies. In this valuation, the value of the Right of Use of Technologies is assessed based on the costs that the company would save by not having to pay a royalty fee to use the asset.

As such, we have selected the relief-from-royalty method as our valuation methodology, which is prescribed in IVS 210 - Intangible Assets.

APPENDIX	VALUATION REPORT

Relief-from-royalty method

The relief-from-royalty method (also called the royalty relief method or royalty savings method) is generally used to value intangible asset. Under the relief-from-royalty method, the value of an intangible asset is determined by reference to the value of the hypothetical royalty payments that would be saved through owning the asset, as compared with licensing the intangible asset from a third party.

The steps of relief-from-royalty method during our course of valuation are described as below:

●	We use relief from royalty to calculate the hypothetical value that shall be charged if the Right of Use of Technologies is granted to Tanao Company by a third party. Specifically, the process involves:

(i).	Assess the revenue of the Tanao Company;

(ii).	Calculate the royalty rate based on market data;

(iii).	Apply the royalty rate to the assessed revenue for the asset;

(iv).	Apply the appropriate tax rate to obtain an after-tax royalty saving; and

(v).	Estimate a discount rate for the royalty saving.

●	We then compare the designed output capacity of Tanao Company with that of JV Company, to calculate the value of the Right of Use when the Technologies were granted to JV Company.

5.	Financial Information

During our course of valuation, we have obtained financial statements of Tanao Company from management of Instructing Party.

The profit and loss statement in fiscal year of 2021 (the “FY2021”) is set out as below.

Profit and Loss Statement	FY2021
Revenue	198,132,492
Cost of sales	-142,745,232
Gross profit	55,387,260
Other income and gains	1,952,037
Administrative expenses	-15,604,522
Finance costs	-4,163,977
Profit/(loss) before tax	37,570,799
Income tax expenses	-3,318,018
Profit/(loss) for the year	34,252,781

Currency: RMB

APPENDIX	VALUATION REPORT

6.	Discussion of Right of Use of Technologies

During our course of valuation, we first assume that the Technologies are granted to Tanao Company by a third party and calculate the hypothetical value that Tanao Company shall pay for the Right of Use of Technologies.

We then compare the designed product output capacity of graphene businesses with respect to Tanao Company as well as JV Company, and calculate the value of the Right of Use of Technologies when the Technologies are granted to JV Company.

Result Analysis

Based on the above discussion, the detailed calculation of Right of Use of Technologies is set out as table below:

Subject	Amount	Formula	Note
Revenue of Tanao Company	198,132,492	a	i
Royalty Rate	1.44%	b	ii
Tax Rate	15.0%	c
Royalty relief from Technologies	2,425,142	d=a*b*(1-c)
Capitalization rate	12.0%	e	iii
Right of Use for Tanao Company	20,209,514	f=d/e
Comparison factor (the “Adjust factor”)	1.5	g	iv
Right of Use for JV Company (RMB)	30,314,271	h=f*g
HKD/RMB	1.23	i
Right of Use for JV Company (HKD)	37,286,554	j=h*i
Rounded	37,000,000

Note:

(i).	Revenue of Tanao Company refers to the revenue in FY2021, as the Tanao Company has fully utilized production capacity, we consider that the revenue in FY2021 can represent normalized revenue of Graphene Business.

(ii).	Royalty Rate refers to the average royalty rate disclosed in 全國工業各分支行業技術分成率參考值表 (Reference value table of royalty rate for various branches of industries*) (“Royalty Rate Table”) published by China National Intellectual Property Administration. The Royalty Rate Table outlined royalty rates with lower and upper bound for different branches of industries. As the Technologies are used for the processing or enhancing graphite anode material or previously processed graphite, it is classified under the graphite and carbon branch of industries. Thus, a royalty rate of 1.44% is determined based on the average of the lower and upper bound of graphite and carbon branch cited in the Royalty Rate Table.

(iii).	The value of Right of Use of Technologies was capitalized with a capitalization rate. Such capitalization process converts potential royalty relief from Technologies to a single present value as at the Valuation Date. In this valuation, the capitalization rate is calculated as the difference between two factors: 1) required rate of return of the Right of Use of Technologies (14.0%); and 2) normalized long-term GDP growth rate (2.0%).

APPENDIX	VALUATION REPORT

The required rate of return of the Right of Use of Technologies is calculated as the sum of the weight average cost of capital (“WACC”) of Graphene Business (12.0%) and a specific risk premium (2.0%). Such specific risk premium is added as the Right of Use is by nature a kind of intangible asset and contains more operational risk. In determining the specific risk premium, we performed an assessment of the risks associated with the Right of Use of Technologies. The following factors were considered:

●	Intangible assets often have higher risk than tangible asset. Moreover, the Right of Use of Technologies require an additional illiquidity risk premium because it seldom sold alone in active markets or transact separately from other assets.

●	Right of Use of Technologies is highly specialized to its current use and therefore have higher risk.

Based on the two factors mentioned above, we are of the view that the specific risk premium of 2% for the Technologies is considered to be fair and reasonable.

The WACC of Graphene Business (12.0%) comprises two components: 1) cost of equity; and 2) cost of debt. Cost of equity was developed using traditional Capital Asset Pricing Model. Cost of debt was developed with reference to the historical long-term borrowing rate of Graphene Business. For detailed information of WACC, please refer to the Section 7 of this Valuation Report.

(iv).	Adjust factor refer to the ratio of designed product output capacity between JV Company and Tanao Company. The designed output capacity for JV Company and Tanao Company is 15,000 and 10,000 metric tons of spherical graphite respectively.

7.	Discussion of WACC for Graphene Business

We have selected a group of comparable companies listed on stock exchanges to provide a reasonable reference in order to evaluate the industry’s beta and capital structure used. Our selection criteria are that the comparable companies should:

●	Primarily be engaged in graphite industry or graphene products application business;

●	Have its primary operations or revenue in Greater China; and

●	Contain relevant information that is both available and publicly disclosed.

As we have conducted an exhaustive search for all companies that meet the criteria set out above, we believe that the adopted comparable companies are representative, fair and reasonable comparisons to the Graphene Business.

The comparable companies are listed below:

Ticker	Company Name

600516-CN	FangDa Carbon New Material Co., Ltd.

688633-CN	Nantong Xingqiu Graphite Co., Ltd.

300890-CN	Shenzhen XFH Technology Co. Ltd.

603133-CN	Tanyuan Technology Co., Ltd.

6128-HK	Graphex Group Limited

APPENDIX	VALUATION REPORT

Business Descriptions of Comparable Companies

●	FangDa Carbon New Material Co., Ltd. engages in the processing, production and retail of graphite and carbon products. It provides graphite electrodes, furnace carbon brick, aluminum, anode materials, isostatic graphite, carbon cathode blocks, submerged arc furnace with carbon brick lining, carbon paste and special carbon products. The company is headquartered in Lanzhou, China.

●	Nantong Xingqiu Graphite Co., Ltd. engages in the research, development, production, sale, and maintenance services of graphite equipment. Its products include graphite synthesis furnaces, graphite heat exchangers, graphite reactors, and corresponding accessories. The company also provides mass transfer, heat transfer, and corrosion-resistant graphite equipment; and hydrogen chloride synthesis, and hydrochloric acid desorption systems. Nantong Xingqiu Graphite is headquartered in Rugao, China.

●	Shenzhen XFH Technology Co. Ltd. engages in the research, development, manufacture and sales of anode materials for lithium-ion batteries. Its products include natural graphite, synthetic graphite and silicon carbon anode material. The company is headquartered in Shenzhen, China.

●	Tanyuan Technology Co., Ltd. engages in the manufacture and development of thermal conductivity graphite film products. It specializes in development, manufacture, and sale of high thermal conductivity graphite heat dissipating materials. Its products include single layer, multi-layer, and composite high thermal conductivity graphite film. The company is headquartered in Changzhou, China.

●	Graphex Group Ltd. engages in manufacturing of graphene products and the provision of landscape architectural services. It operates through the following segments: Graphene and Landscape Architecture. The Graphene segment processes and sells graphite and graphene related products. The Landscaping Architecture segment offers its services to governments, private property developers, state-owned property developers, design services companies and engineering companies in PRC and Hong Kong. The company is headquartered in Hong Kong.

APPENDIX	VALUATION REPORT

WACC calculation for Graphene Business is shown as below:

Component	Graphene Business	Notes	Formula
Debt to equity ratio	1.20%	1	a
Unleveraged beta	0.77	2	b
Risk free rate	2.81%	3	c
Equity risk premium	4.94%	4	d
Leveraged beta	0.78	5	e
Size premium	3.21%	6	f
Company specific premium	2.00%	7	g
Cost of equity	11.90%		h=c+d*e+f+g
Pre-tax cost of debt	9.00%	8	i
Effective tax rate	15.00%		j
After tax Cost of debt	7.65%		k=i*(1-j)
WACC	11.8%		l=h/(1+a)+k/(1+a)*a
Adopted WACC	12.0%

Notes to the WACC parameters are as follows:

1.	The debt to equity ratio is derived from the set of comparable companies.

2.	Unleveraged beta is derived from the set of comparable companies.

3.	The risk-free rate is determined with reference to the China 10-Year Benchmark bond yield, sourced from FactSet.

4.	The equity risk premium is the China Equity Risk Premium, sourced from Aswath Damodaran, a Professor of Finance at the Stern School of Business at New York University and a reputable and an often cited source on equity valuations.

5.	Leveraged beta is derived by leveraging the set of comparable companies’ unleveraged beta.

6.	The size premium is added to reflect the effect of firm size on returns, sourced from Duff & Phelps Valuation Handbook, a guidebook published by US consultancy firm Duff & Phelps, a reputable and an often cited source on equity valuations.

7.	Company specific premium accounts for additional risk specific to the Graphene Business that has not been addressed in equity risk premium and size premium, including, but not limited to, risks relating to competition, product diversification etc. The exact company specific premium used is partly subjective and based on judgement regarding Graphene Business. For the purposes of this valuation, we believe a 2% company specific premium is sufficient when assessing the valuation of the Graphene Business.

8.	The pre-tax cost of debt is the historical long-term borrowing rate of Graphene Business.

APPENDIX	VALUATION REPORT

8.	Premise of Valuation and Basis of Valuation

Our valuation is based on market value basis and market value is defined as “the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion”. Such definition is in line with the requirements of International Valuation Standards.

8.1	Source of Information

Our investigation covers the discussion with Instructing Party’s representatives, the collection of information including the details of the Group.

We assume that the data obtained in the course of the valuation, along with the opinions and representations provided to us by Instructing Party were prepared in reasonably care.

We have had no reason to doubt the truth, accuracy and completeness of the information provided to us by Instructing Party. We have also sought confirmation from Instructing Party that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to arrive an informed view, and we have no reason to suspect that any material information has been withheld.

8.2	Assumptions and Factors Considered

The assumptions considered in this valuation included, but were not limited to, the following:

●	JV Company is expected to utilize the Technologies granted from the Group and run the graphene business smoothly;

●	JV Company will operate at designed product output capacity; and

●	JV Company will explore suppliers and obtain customers to ensure the operation of the graphene business.

The factors considered in this valuation included, but were not limited to, the following:

●	The nature and history of Tanao Company;

●	The financial conditions of Tanao Company;

●	Operation and financial risks of Tanao Company;

●	Environmental policies set by the government that pertains to Tanao Company;

●	Market-derived investment returns of entities engaged in similar lines of business; and

●	The economic condition and the industry outlook in general;

APPENDIX	VALUATION REPORT

9.	Disclaimer and Limitation

Our findings or conclusion of value of the subject in this report are valid only for the stated purpose and at the Valuation Date, and for the sole use of the Instructing Party.

Our liability for any loss or damage arising out of the action or proceedings aforesaid shall, notwithstanding the preceding provisions, in any event be limited to a sum not exceeding three (3) times of the amount of our agreed fee(s) for this engagement or HK$500,000, whichever the lower. In no event shall we be liable for consequential, special, incidental or punitive loss, damage or expense (including without limitation, loss of profits, opportunity cost, etc.), even if it has been advised of their possible existence. For the avoidance of doubt our liability shall never exceed the lower of the sum calculated in accordance with the preceding provisions and the sum provided for in this clause.

The Instructing Party is required to indemnify and hold us and our personnel harmless from any claims, liabilities, costs and expenses (including, without limitation, attorney’s fees and the time of our personnel involved) brought against, paid or incurred by us at a time and in any way based on the information made available in connection with our engagement except to the extent that any such losses, expenses, damages or liabilities are ultimately determined to be the result of gross negligence, misconduct, willful default or fraud of our engagement team in conducting its work. This provision shall survive even after the termination of this engagement for any reason.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

Any decision to purchase, sell or transfer any interest in the valuation subjects shall be the owners’ sole responsibility, as well as the structure to be utilized and the price to be accepted. The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time.

10.	Conclusion

The conclusion of value is based on the accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained.

While the assumptions and consideration of such matters are considered to be reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Instructing Party and/or CHFT Advisory and Appraisal Ltd.

Based on the valuation methodology adopted, we are of the opinion that:

The market value of the Right of Use of Technologies, as at 31 March 2022, was in the sum of HKD 37,000,000 (HONG KONG DOLLAR THIRTY SEVEN MILLION).

We hereby certify that we have neither present nor prospective interests in the Instructing Party or the value reported.

Yours faithfully,

For and on behalf of

CHFT Advisory and Appraisal Ltd. Ross Wang, CFA

Director

Note:	Mr. Ross Wang is a CFA charterholder. He has over 12 years’ experience in providing the business valuation services in Hong Kong, the PRC, and Asian region.

NOTICE OF EGM

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN an extraordinary general meeting (the “EGM”) of Graphex Group Limited (the “Company”) will be held with a combination of an in-room meeting at 11/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong and an online virtual meeting on Tuesday, 20 December 2022 at 2:30 p.m. (Hong Kong time) for the purpose of considering and, if thought fit, passing, without modifications, the following ordinary resolution of the Company. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated 11 November 2022 (the “Circular”)

ORDINARY RESOLUTION

To consider and, if thought fit, to pass with or without amendments, the following resolutions as ordinary resolutions:

“THAT the Directors be and are hereby granted the Specific Mandate to exercise the powers of the Company to allot and issue the 35,000,000 new Ordinary Shares to Emerald Energy Solutions LLC as Consideration Shares upon exercise of the Call Option or the Put Option in accordance with the terms and conditions of the Agreement, where such Consideration Shares to be allotted and issued upon exercise of the Call Option or the Put Option shall rank equally in all respects among themselves and with all fully paid Ordinary Shares in issue as at the date of allotment and issue. The Specific Mandate is in addition to and shall not prejudice nor revoke any general or special mandate(s) which has/have been granted or may from time to time be granted to the Directors prior to the passing of this resolution.”

By order of the board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

- EGM-1 -

NOTICE OF EGM

Hong Kong, 11 November 2022

Registered office:	Headquarter, head office and principal
Windward 3	place of business in Hong Kong:
Regatta Office Park	11/F, COFCO Tower
P.O. Box 1350	262 Gloucester Road
Grand Cayman KY1-1108	Causeway Bay
Cayman Islands	Hong Kong

Notes:

1.	Any member of the Company entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the EGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	For the purposes of holding the EGM, the register of members of the Company will be closed from Thursday, 15 December 2022 to Tuesday, 20 December 2022 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the EGM scheduled to be held on Tuesday, 20 December 2022. In order to be eligible to attend and vote at the EGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. (Hong Kong time) on Wednesday, 14 December 2022.

5.	If “extreme condition” caused by super typhoon or a black rainstorm warning signal is in force or a tropical cyclone warning signal number 8 or above remains hoisted at 8:00 a.m. (Hong Kong time) on 20 December 2022, the above meeting will be postponed. Shareholders of the Company are requested to read the website of the Company at www.graphexgroup.com for details of alternative meeting arrangements. If shareholders of the Company have any queries concerning the alternative meeting arrangements, please call the Company at (852) 2559 9438 during business hours from 9:30 a.m. (Hong Kong time) to 6:30 p.m. (Hong Kong time) on Monday to Friday, excluding public holidays.

6.	The EGM will be held as scheduled when an amber or red rainstorm warning signal is in force.

7.	Shareholders of the Company should make their own decision as to whether they would attend the above meeting under bad weather conditions bearing in mind their own situation and if they should choose to do so, they are advised to exercise care and caution.

8.	In view of the recent development of the epidemic COVID-19, the Company will implement the following precautionary measures at the EGM against the epidemic to protect the Shareholders from the risk of infection:

(i)	compulsory body temperature check will be conducted for every Shareholder or proxy at the entrance of the venue. Any person with a body temperature of over 37.0 degrees Celsius will not be admitted to the venue;

(ii)	every Shareholder or proxy attending the EGM is required to wear surgical mask throughout the meeting;

- EGM-2 -

NOTICE OF EGM

(iii)	seating at the EGM venue will be arranged in a manner to allow appropriate social distancing. As a result, there may be limited capacity for Shareholders to attend the EGM. The Company may limit the number of attendees at the EGM as may be necessary to avoid over-crowding;

(iv)	no corporate gifts will be distributed and no refreshment or drinks will be served at the EGM; and

(v)	no guest will be allowed to enter the EGM venue if he/she is subject to any mandatory quarantine imposed by the Government of Hong Kong on the date of the EGM or has close contact with any person with confirmed cases or under quarantine.

9.	The Company strongly encourages Shareholders, instead of attending the EGM in person, to appoint the chairman of the EGM as their proxy to vote on the resolution.

10.	Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change or adopt contingency plans for the EGM arrangements at short notice. Shareholders are advised to check the latest announcements published by the Company at the Company’s website (http://graphexgroup.com/) or the website of the Stock Exchange for future updates on the EGM arrangements.

As at the date of this notice, the Directors of the Company are:

Executive Directors:

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Qiu Bin

Non-executive Director:

Mr. Ma Lida

Independent Non-executive Directors:

Ms. Tam Ip Fong Sin

Mr. Wang Yuncai

Mr. Liu Kwong Sang

Mr. Tang Zhaodong

Mr. Chan Anthony Kaikwong

- EGM-3 -